UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-12298

REGENCY CENTERS CORPORATION
(Exact name of registrant as specified in its charter)
One Independent Drive, Suite 114
Jacksonville, Florida 32202
(904) 598-7000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive officers)

6.70% Series 5 Cumulative Redeemable Preferred Stock
7.25% Series 4 Cumulative Redeemable Preferred Stock
7.45% Series 3 Cumulative Redeemable Preferred Stock
Depositary Shares (each representing 1/10 of a share of 7.25% Series 4 Cumulative Redeemable Preferred Stock)
Depositary Shares (each representing 1/10 of a share of 7.45% Series 3 Cumulative Redeemable Preferred Stock)
(Title of each class of securities covered by this Form)

Common Stock
6.625% Series 6 Cumulative Redeemable Preferred Stock
6.000% Series 7 Cumulative Redeemable Preferred Stock
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
________________________________
Please Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)        ☒
Rule 12g-4(a)(2)        ☐
Rule 12h-3(b)(1)(i)        ☒
Rule 12h-3(b)(1)(ii)    ☐
Rule 15d-6        ☐
Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 Regency Centers Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: 01/23/2013     By: /s/ J. Christian Leavitt
J. Christian Leavitt, Senior Vice President and Treasurer
(Principal Accounting Officer)
Instruction: This form is required by rules 12g-4, 12h-3, and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.